FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	July	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Brightstar Launches New BlackBerry Program for Verizon Wireless Indirect Channels	2
2.	RIM to Hold Annual General Meeting on July 15, 2008	1

Document 1

June 30, 2008

FOR IMMEDIATE RELEASE

Brightstar Launches New BlackBerry Program for Verizon Wireless Indirect Channels

Partnership Leverages Long-Standing Relationships to Increase Product Access for Agent and Retailers

JUNE 30, 2008 – MIAMI, FL and WATERLOO, ON –Brightstar and Research In Motion (RIM) (NASDAQ: RIMM; TSX:RIM) announced today that they have expanded their existing distribution relationship, launching a dedicated program to increase availability of BlackBerry® smartphones in Verizon Wireless indirect channels.

R. Marcelo Claure, Brightstar's president & CEO, said "RIM is a phenomenal success story and their smartphones are in high demand by our customers and by consumers. RIM has tapped Brightstar to help increase access to their extremely popular products, strengthening their distribution strategy and improving their speed to market."

The new channel program launched by Brightstar delivers innovative marketing, sales, inventory management and credit management programs to national retailers and local agents of Verizon Wireless, one of the nation's leading wireless carriers serving over 67 million customers. The program will help bring BlackBerry smartphones to thousands of additional indirect points of sale faster, to better meet the high demand for BlackBerry products by consumers throughout the U.S.

Agents and retailers expressed excitement about the new program. "BlackBerry smartphone sales are the fastest growing opportunity for our business, and with those devices now being a part of the overall product portfolio at Brightstar, we will have better access and unmatched support for our BlackBerry sales," said Kevin Elder, president and CEO of Go Wireless, a major Verizon Wireless indirect agent.

This latest program builds on the significant success the two companies have achieved working together since 2005. To date, Brightstar and RIM have increased availability and penetration of BlackBerry smartphones serving both network operators and independent agents. Among the regions Brightstar currently supports on behalf of RIM are Latin America, the Caribbean and the U.S.

Mark Guibert, vice president, corporate marketing at Research In Motion said, "Brightstar and RIM have a successful history of working together to expand the reach of BlackBerry smartphones. Brightstar's excellent customer relationships and logistical efficiencies have been of great benefit to RIM."

Brightstar is also an authorized distributor of BlackBerry Authentic Accessories throughout the Americas. In Latin America and the Caribbean, Brightstar helps bring BlackBerry smartphones to 65 network operators in 36 countries, streamlining the supply chain and delivery of BlackBerry products.

About Brightstar

Brightstar Corp. is a global leader in customized distribution and supply chain solutions for the wireless industry. With global headquarters in Miami, FL, Brightstar operates sales, distribution and manufacturing facilities in 50 countries on six continents, giving it the largest global reach for its customers. Recently, Brightstar was named a Global Growth Company by the World Economic Forum, an exclusive list of 142 companies recognized for being visionary and fast growing businesses that have exceptional executive leadership and redefining their respective industries. The company provides solutions to more than 30,000, network operators, MVNOs, retailers, resellers, and independent agents around the world, and also represents the world's leading wireless manufacturers. The company exceeded $4.8 billion in gross revenues in 2007. For more information, visit www.brightstarcorp.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contacts:

Brightstar

Sally Lange

305-921-1264

sally.lange@brightstarcorp.com

Brodeur (for RIM)

Marisa Conway

212-515-1924

mconway@brodeur.com

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Document 2

June 30, 2008

FOR IMMEDIATE RELEASE

RIM to Hold Annual General Meeting on July 15, 2008

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will hold its Annual General Meeting of Shareholders on Tuesday, July 15, 2008 at the Perimeter Institute for Theoretical Physics, 31 Caroline Street North, Waterloo, Ontario.

A live webcast will be held beginning at 6:30 p.m. ET, which will be accessible by logging on at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:

RIM Investor Relations

519.888.7465

investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 2, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations